Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months	Year Ended December 31
	Ended
	Sept. 30, 2006	2005	2004	2003	2002	2001

	(Dollars in Millions)
Income from Continuing Operations	$13,366	$14,099	$13,034	$7,382	$1,102	$3,875
Income Tax Expense	11,979	11,098	7,517	5,294	2,998	4,310
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(661)	(1,304)	(1,422)	(383)	510	(489)
Minority Interest	68	96	85	80	57	121
Previously Capitalized Interest Charged to Earnings During Period	87	93	83	76	70	67
Interest and Debt Expense	359	482	406	474	565	833
Interest Portion of Rentals*	593	688	687	507	407	357

Earnings Before Provision for Taxes And Fixed Charges	$25,791	$25,252	$20,390	$13,430	$5,709	$9,074

Interest and Debt Expense	$359	$482	$406	$474	$565	$833
Interest Portion of Rentals*	593	688	687	507	407	357
Preferred Stock Dividends of Subsidiaries	1	1	1	4	5	48
Capitalized Interest	105	60	44	75	67	122

Total Fixed Charges	$1,058	$1,231	$1,138	$1,060	$1,044	$1,360

Ratio Of Earnings To Fixed Charges	24.38	20.51	17.92	12.67	5.47	6.67

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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